September 1, 2011

Via EDGAR and HAND DELIVERY

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Radius Health, Inc.

Registration Statement on Form S-1

Filed June 23, 2011

File No. 333-175091

Form 8-K/A

Filed July 20, 2011

File No. 000-53173

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 12, 2011

File No. 000-53173

Correspondence submitted July 20, 2011

File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letters dated July 18, 2011 (the “July Comment Letter”) and August 18, 2011 (the “August Comment Letter” and together with the July Comment Letter, the “Comment Letters”). As discussed with, and agreed to by, the Staff, the Company has responded to the July Comment Letter (which comments on the Company’s Registration Statement on Form S-1 filed on June 23, 2011 (the “Form S-1”)) and the August Comment Letter (which comments on the Form 8-K filed on May 23, 2011, as amended by the Form 8-K/A filed on July 21, 2011 (the “Form 8-K”)), in the context of, as applicable, the Amendment No. 1 to the Form S-1 (the “Form S-1/A”) filed on the date hereof and to effect updating and other changes. For ease of reference, each comment contained in the Comment Letters is printed below in bold and is followed by the response of the Company.  Page numbers refer to page numbers of the Form S-1/A.  As discussed with the Staff, applicable corresponding changes will be made to the Form 8-K in a future amendment thereto.

To assist in your review, enclosed in the Federal Express package please find a marked version of the Form S-1/A that shows the changes made to the Form S-1

July Comment Letter:

Form S-1, filed June 23, 2011

General

1.              To the extent applicable, please amend your registration statement to comply with the Staff’s comments issued on June 28, 2011 pertaining to the company’s Form 8-K, filed with the Commission on May 23, 2011.

Response:

In response to the Staff’s comment, to the extent applicable, as more fully described below in the balance of this letter, the Form S-1 has been revised to address the Staff’s comments issued on June 28, 2011 and August 18, 2011 pertaining to the Company’s Form 8-K, filed with the Commission on May 23, 2011 and the Company’s Form 8-K/A, filed with the Commission on July 21, 2011.

2.              To the extent you revise the Form 8-K filed May 23, 2011 due to staff comments issued in the letter dated June 28, 2011 and the revisions impact the financial statements and disclosures in this registration statement please include those revisions in your amendment to Form S-1, as applicable.

Response:

In response to the Staff’s comment, to the extent the revisions to the Form S-1 made in response to Comment #1 above impact the financial statements and disclosures in the Registration Statement, the Form S-1/A has been amended to include these revisions.

3.              Please advise or revise to present a capitalization table. We note that there will be an impact on shareholders’ deficit after converting preferred stock, preferred stock purchase warrants and common stock purchase warrants in this offering.

Response:

In response to the Staff’s comment, the Company is providing by supplement contemporaneously with this letter the capitalization of the Company as of September 1, 2011.  On behalf of the Company, we hereby inform the Staff that the capitalization of the Company submitted pursuant to this comment is being provided pursuant to Rule 418 of the Securities Act of 1933, and therefore is not deemed filed with the Registration Statement.

4.              We note that you are registering all or almost all of the common stock outstanding, including the conversion of the preferred stock. It appears that this offering is being conducted by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by the selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering.

Response:

In response to the Staff’s comment, the disclosure on page 99 of the Form S-1/A has been revised to state that the selling stockholders will offer the shares of common stock at a price of $8.142 per share until such time as shares of the Company’s common stock are eligible for trading on a national securities exchange, Nasdaq or the OTC Bulletin Board.  At and after such time as the Company’s common stock is traded on an established market, the selling stockholders will be permitted to sell shares of common stock covered by the registration statement at the prevailing market price or at a privately negotiated price.

Summary, page 1

5.              Please disclose the common stock outstanding as of a recent practicable date and the amount of shares that would be outstanding if the preferred stock is converted.

Response:

In response to the Staff’s comment, the Form S-1/A has been revised on page 1 to (a) include in the Prospectus Summary (i) the number of shares of common stock outstanding and (ii) the number of shares of common stock outstanding, assuming the conversion of the preferred stock, in each case as of August 31, 2011 and (b) to include in the Description of Capital Stock the number of shares of common stock outstanding, assuming the conversion of the preferred stock.

Risk Factors, page 5

6.              Please revise the second risk factor on page six to clearly disclose that you are subject to the Sarbanes-Oxley Act of 2002, the Exchange Act and other federal securities laws, rather than “will be.” You are already a reporting company and thus are subject to these rules and laws.

Response:

In response to the Staff’s comment, the Form S-1/A has been revised on page 6 to remove the reference to “or will be” in order to clarify that the Company is subject to Sarbanes-Oxley Act of 2002, the Exchange Act and other federal securities laws.

7.              Please revise your risk factor beginning, “If our efforts to protect our intellectual property…” on page 13 to explain what is meant by “the possibility of Hatch Waxman extension.”

Response:

In response to the Staff’s comment, a description of the Hatch-Waxman Act has been added to the section titled “Description of the Business of Radius Health, Inc.,” on page 47 of the Form S-1/A in order to clarify what is meant by “the possibility of Hatch-Waxman extension” and an appropriate cross-reference thereto has been included in the section titled “Risk Factors”.

Security Ownership of Certain Beneficial Owners and Management, page 64

8.              We note the disclosure in footnote one to the beneficial ownership table. Please revise your table to reflect the percentage of ownership of the outstanding common stock, assuming conversion of all convertible preferred stock, to the extent the shareholder has the right to such conversion within sixty days. See Rule 13d-3(d)(1) of the Exchange Act.

Response:

In response to the Staff’s comment (and consistent with the Staff’s Comment 21 in the August Comment Letter), the Company has revised the table on pages 89 to 91 of the Form S-1 to include a column to reflect for each holder the beneficial ownership percentage calculated in accordance with Rule 13d-3 of the Exchange Act of the Preferred Stock and the Common Stock voting together as a single class on an as converted basis and assuming the conversion of all Preferred Stock.

Market for Common Equity and Related Stockholders Matters, page 71

9.              Provide the disclosure required by Item 201(a)(2), (b), (c) and (d) or advise.

Response:

In response to the Staff’s comment, (i) with regards to Item 201(a)(2) the amount of common equity that is subject to options or warrants to purchase, or securities convertible into, common equity of the Company is disclosed on page 105 of the Form S-1/A in the section titled “Description of Capital Stock” under the heading “General”; (ii) with regards to Item 201(b), the Form S-1/A has been revised on page 105 to include the approximate number of holders of each class of common equity of the Company and the approximate number of holders of each class of common equity assuming the conversion of the preferred stock; (iii) with regards to Item 201(c), the Company has disclosed on page 59 of the Form S-1/A in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the “Stock-based Compensation” heading that the Company has never declared or paid any cash dividends on common stock and that they do not expect to do so in the foreseeable future and that if any dividends are declared in the future, they will be declared in accordance with the Company’s Certificate of Incorporation, including the preferences of the Company’s preferred stock provided therein; and (iv) with regards to Item 201(d), the information required by this Item was not included in the Registration Statement in accordance with instruction number 9 of this Item.

Use of Proceeds, page 71

10.       Please revise the disclosure in this section to clearly indicate that the warrants may be exercised on a cashless basis and that there is no guarantee the company will receive any cash from the exercise of warrants.

Response:

In response to the Staff’s comment, the Form S-1/A has been revised on page 99 to clarify that the warrants may be exercised on a cashless basis and that there is no guarantee the Company will receive any cash from the exercise of warrants.

Selling Stockholders, page 71

11.       Please reconcile your disclosure that the prospectus covers the resale by the selling stockholders, in part, of 15,488,300 shares issuable upon conversation of Preferred Stock with your disclosure elsewhere in your prospectus referring to 15,491,300.

Response:

In response to the Staff’s comment, the Form S-1/A has been amended throughout to remove the reference to 15,488,300 shares and has replaced it with 15,491,300 shares.

12.       Please revise the total of 16,083,040 to reconcile with the total amount of shares offered by selling shareholders disclosed here and on the cover page of the registration statement.

Response:

In response to the Staff’s comment, the Form S-1 has been amended throughout to remove the references to 16,083,040 shares and has replaced it with 16,123,027 shares to reflect the current number of shares being offered by selling stockholders.

13.       Please disclose the control person(s) for each selling shareholder that is an entity.

Response:

In response to the Staff’s comment, the Company has revised the footnotes to the Selling Stockholders Table in the Form S-1/A on pages 101 to 102 to disclose the control person(s) for each entity listed in the table to the extent known by the Company.

14.       Please clarify whether any selling shareholders are broker-dealers or affiliates of broker-dealers.

In response to the Staff’s comment, the Company has revised the footnotes to the Selling Stockholders Table in the Form S-1/A on pages 101 to 102 to disclose whether, to the knowledge of the Company, any selling stockholders are broker-dealers or affiliates of broker-dealers.

Description of Capital Stock, page 77

Restrictions on Alienability, page 79

15.       We note the disclosure in your third risk factor, beginning “Shares of our Capital Stock issued in the Merger…” regarding the lock-up provision of the stockholders’ agreement. Please disclose the material terms of the lock-up provision set forth in the applicable stockholders’ agreement.

Response:

In response to the Staff’s comment, the Company has revised the Form S-1/A on page 6 to provide an appropriate cross-reference to the description of the material lock-up provisions of the stockholders agreement as described in the Sections titled “Description of Capital Stock” under the heading “Restrictions on Alienability”.

Exhibits

16.       We note that you will be filing several exhibits by amendment. Please file these exhibits as soon as possible.

Response:

The Company takes note of the Staff’s comment and will file all requisite exhibits by pre-effective amendment.

17.       Revise to provide historical financial statements of the shell company, MPM Acquisition Corp, as of and for each of the years ended December 31, 2009 and 2010 and as of and for the three months ended March 31, 2011. When you update the registration statement to provide financial statements as of and for the six months ended June 30, 2011, the historical financial statements of Radius Health should be retroactively restated to give effect to the reverse merger with MPM Acquisition Corp and you may then delete the historical financial statements of MPM Acquisition Corp and the related pro forma information from the registration statement.

Response:

In response to the Staff’s comment, the Form S-1 has been updated to include the financial statements of Radius Health as of and for the six months ended June 30, 2011.  The historical financial statements of Radius Health as of December 31, 2010 and 2009 have been retroactively restated to give effect to the reverse merger with MPM Acquisition Corp.  The related pro forma information regarding the reverse merger with MPM Acquisition Corp has been removed from the registration statement, accordingly.

August Comment Letter:

Form 8-K/A, filed July 20, 2011

Completion of acquisition or Disposition of Assets, page 1

1.              We reissue comment one of our letter dated June 28, 2011.  Please identify in this section the former stockholders of the target that held 100% of the outstanding capital.

Response

In response to the Staff’s comments, the Form S-1/A has been revised on page 52 to identify MPM Asset Management LLC as the former stockholder of the Company that owned 100% of the outstanding capital of the Company prior to redemption.

Description of Business of Radius Health, Inc., page 2

Overview, page 2

2.              We reissue comment four of our letter dated June 28, 2011.  Please estimate the timeframe for FDA approval for each of your product candidates and discuss the implications to your company, both financial and otherwise, should you not be able to attain FDA approval for any one of your candidates, if approval is delayed or if additional studies are required.

Response

In response to the Staff’s comment, the Form S-1/A has been revised to discuss with greater specificity the estimated timeline for FDA approval of each of BA058 Injection, BA058 Microneedle Patch, RAD1901 and RAD140 and to discuss the implications to the Company should it not be able to attain FDA approval for any or each product on pages 22, 23, 37 and 38, respectively.

3.              We reissue comment five of our letter dated June 28, 2011.  The disclosure in the business section continues to be very technical in nature.  Please provide clearer disclosure for investors, such as explaining the various phases of clinical study and defining the more technical terms used.

Response

In response to the Staff’s comment, the disclosure in the business section of the Form S-1/A has been revised in multiple places throughout to clarify the disclosure as to the various phases of clinical study and to include definitions of technical terms used therein.

4.              We reissue comment six of our letter dated June 28, 2011.  Please provide the disclosure regarding research and development, as required by Item 101(h)(4)(x) of Regulation S-K.  We are unable to locate such disclosure on page four, as stated in your supplemental response.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of the Form S-1/A to include the amount spent during each of the last two fiscal years on research and development activities.

5.              We note your response and revised disclosure in response to comment eight of our letter dated June 28, 2011. Please advise whether the Cowen and Company report is publicly available and if so, revise your disclosure to disclose how one may access the report.  In addition, please clearly disclose the source of the statistical information in the business section. For instance, the discussion under the heading “Background on Osteoporosis” only refers to the National Osteoporosis Foundation for one statistic at the beginning of the section. Clarify the source of the other information in this section.

Response

In response to the Staff’s comment, the Cowen and Company report is not publicly available.  In addition, the Company has revised its disclosure in the Description of the Business of Radius Health, Inc. section of the  Form S-1/A to clarify the source of statistical information used in the business section.

6.              We reissue comment nine of our letter dated June 28, 2011.  Please address your competitive position in the industry with respect to RAD 1901 and RAD 140, as required by Item 101(h)(4)(iv) of Regulation S-K.  In this regard, we note your added disclosure regarding competitors but no discussion of the company’s competitive position in the industry.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Form S-1/A to discuss the Company’s competitive position in the industry with respect to RAD1901 and RAD140, respectively.

Collaborations and License Agreements, page 17

7.              We reissue comment 10 of our letter dated June 28, 2011.  Please disclose the material terms of each agreement that governs your relationship with various third parties.

Response

In response to the Staff’s comment, the Company has revised its disclosure in the Form S-1/A to expand the summary of the material terms of the material agreements that govern its relationships with certain third parties.  We note that these descriptions do not necessarily reference each material agreement individually, but rather summarize the material terms that govern each relationship or, in cases where there are multiple material agreements with third parties that are not materially different, summarize the material terms generally.  Accordingly, for ease of reference, we have included below the page references where a description of the material terms of each material agreement can be found and indicated whether the disclosure relating to such material agreements has been revised in the Form S-1/A.

Material agreements for which the disclosure has been revised:

1.  With respect to the Nordic agreements, Exhibits 10.1, 10.2, 10.3 and 10.75, we have included revised disclosure on pages 39 and on pages 66 through 67.

2. With respect to the Ipsen and SCRAS agreements, Exhibits 10.4 through 10.11, we have included revised disclosure on pages 40 to 42 and page 67.

3. With respect to the Lonza agreements, Exhibits 10.12, 10.13, and 10.14, we have included revised disclosure on pages 43 to 44.

4. With respect to the 3M agreements, Exhibits 10.15 through 10.20, we have included revised disclosure on page 40.

4. With respect to the Charles River Laboratories agreements, Exhibits 10.21 through 10.24, we have included revised disclosure on page 44.

5. With respect to the Eisai agreement, Exhibit 10.25, we have included revised disclosure on pages 42 to 43 and page 68.

6. With respect to the Series A-1 Convertible Preferred Stock Purchase Agreement, Exhibit 10.26, disclosure is included on page 53.

7.  With respect to the 2003 Long-Term Incentive Plan, amendments thereto and related option grants, Exhibits 10.27 through 10.47, we have included revised disclosure on pages 82 to 86.

8. With respect to the employment agreements, Exhibits 10.48 through 10.51, we have included revised disclosure on pages 86 through 87.

9. With respect to the employment agreements and the indemnity agreements, Exhibits 10.52 through 10.62, disclosure is included on page II-1.

10. With respect to the Lease agreements, Exhibits 10.63, 10.64 and 10.76, the Lease filed as Exhibit 10.76 supersedes the sub-lease in 10.63 and 10.64 and we have included revised disclosure on page 51.

11. With respect to the Loan agreements, Exhibits 10.66 through 10.74, disclosure is included on page 53.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

8.              We note your revised disclosure regarding your product candidates and company uncertainties in response to comment 13 of our letter dated June 28, 2011.  We reissue the comment in part. Please revise to provide a more detailed executive overview to discuss the events and trends that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 55 of the Form S-1/A to include a discussion of the events and trends that management views as most critical to our future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.

9.              We reissue comment 14 of our letter dated June 28, 2011.  Please revise to disclose your estimated future research and development expenses for each product candidate and estimated total expenses to bring each drug candidate through the FDA approval process and to market.  In this regard, it is unclear what the stated $160 and $50 million figures encompass.  Lastly, discuss in greater detail how you plan to finance your research and development costs.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 23 to 24 of the Form S-1/A to clarify and to provide further detail on our estimated total expenses for BA058 Injection and BA058 Microneedle Patch and on pages 37 to 38 to explain that the Company’s current strategy is to collaborate with third parties for further development and commercialization of RAD1901 and RAD140 and, accordingly, the date of FDA approval for these product candidates and the estimated total expense to bring each of these drug candidates through the FDA approval process cannot currently be estimated.  The $160 million and $50 million figures represent our estimate of the future development costs for BA058 Injection and the BA058 Microneedle Patch, respectively. The Company has clarified this in the Form S-1/A. Additionally, the Company has included additional detail regarding how the Company plans to finance our research and development costs on page 56 of the Form S-1/A.

License Agreement Obligations, page 45

10.       We partially reissue comment 17 of our letter dated June 28, 2011.  We note that you have redacted specific royalty percentages from the discussion of license agreements.  Please disclose the potential range of royalty payments (for example, “low single digits,” “high single digits” or a range not to exceed ten percent).  Also, please clearly state the duration of the royalty payments and the license agreements.  Lastly, please disclose the aggregate milestone payments to be paid under each agreement.

Response

In response to the Staff’s comments, the Company has revised its disclosure on pages 39 to 44 of the Form S-1/A to (i) state the potential range of royalty payments and (iii) disclose the aggregate milestone payments to be paid under each agreement. With respect to the duration of the royalty payments, the Company has stated that royalties paid on products covered by issued patents last for the life of the patent and on products not covered by issued patents, for a stated period of years. The Company submits that the disclosure of the specific duration of such royalty would result in substantial competitive and commercial harm if accessed by its future collaborating partners in future contract negotiations. The Company believes that the general disclosure provides the investor with the necessary information to understand the material terms of the agreements.

Management, page 47

11.       We partially reissue comment 20 of our letter dated June 28, 2011.  Please revise to address Mr. Graves’ business experience from October 2009 to the present.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the Form S-1/A regarding the business experience of Mr. Graves from 2009 to the present.

Certain Relationships and Transactions, page 50

12.       We note your revised disclosure in response to comment 21 of our letter dated June 28, 2011. Please revise to clarify the costs reimbursed.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Form S-1/A to clarify the costs reimbursed in connection with the repurchase of the shares held by MPM Asset Management LLC.

Director Independence, page 51

13.       We reissue comment 23 of our letter dated June 28, 2011.  Please revise to clarify the number of directors.  In this regard we note that the referenced sentence has not been removed from your revised filing and the current disclosure provides conflicting disclosure.

Response

In response to the Staff’s comment, page 76 of the Form S-1/A has been revised to indicate there are 7 directors of the Company.

Executive and Director Compensation, page 53

14.       We partially reissue comment 24 of our letter dated June 28, 2011.  Please discuss in greater detail the material terms of the annual bonus.  For example, disclose the percent of salary for each named executive officer that was the eligible bonus.  In addition, provide more specificity regarding the list of corporate goals that were established at the beginning of the year as guidelines for the annual bonus.  Clarify whether any specific performance goals were established for the corporate goals.  Also, given that the bonus amounts have been determined, please provide more specificity as to those specific factors that were considered in determining the actual annual bonus amount for each named executive officer.

Response

In response to the Staff’s comment, pages 81 to 82 of the Form S-1/A has been revised to (i) disclose the percent of salary for each named executive officer that was the eligible bonus, (ii) provide more specificity regarding the list of corporate goals that were established at the beginning of the year as guidelines for the annual bonus, (iii) clarify whether any specific performance goals were established for the corporate goals, and (iv) provide more specificity as to those specific factors that were considered in determining the actual annual bonus amount for each named executive officer.

15.       We reissue comment 25 of our letter dated June 28, 2011.  Please provide the disclosure required by Item 402(o) of Regulation S-K.  For example, disclose the material terms of each named executive officer’s employment agreement.

Response

In response to the Staff’s comment, the Company submits that the disclosure immediately following the Summary Compensation Table following the heading “By the Former Operating Company Prior to the Merger” on page 81 through page 88 of the Form S-1/A includes a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table, as required by Item 402(o), including, for example, the material terms of each named executive officer’s employment agreements and a summary of the material terms of all grants made to named executives under the 2003 Long Term Incentive Plan.

16.       We note your response to comment 27 of our letter dated June 28, 2011.  Please revise the summary compensation table to include the bonus figures, since such amounts have now been determined.

Response

In response to the Staff’s comment, the Summary Compensation Table in the Form S-1/A has been updated to include the bonus figures for fiscal year 2010.

17.       We partially reissue comment 29 of our letter dated June 28, 2011.  Please disclose by footnote for each director, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.  See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosures on page 81 of the Form S-1/A to clarify the number of stock awards and the number of option awards outstanding at fiscal year end.

18.       Please clarify the “certain circumstances” where additional options would vest in the event of termination of Mr. Lyttle.

Response

In response to the Staff’s comment, the Company has revised the disclosures on page 86 of the Form S-1/A to clarify what circumstances would result in the acceleration of Mr. Lyttle’s options upon termination.

19.       Please revise the tabular information on page 57 regarding termination payments to reflect the different types of termination that would result in payments, such as termination without cause and, if applicable, retirement.  In addition, it appears that the tabular information currently provided, for termination with a change in control, does not reflect the payment for health insurance benefits for Mr. Lyttle and the Cobra payments for Mr. Hattersley, as discussed on page 54.

Response

In response to the Staff’s comment, the Company respectfully submits that no other payments are due to the named executive officers upon other types of termination.  Additionally, the Company has revised the Form S-1/A on page 86 to update the tabular information for termination with a change in control to reflect the Cobra payments, which comprise all of the health insurance benefits, for Mr. Lyttle and the Cobra payments for Mr. Hattersley.

20.       Please revise the table on page 55 to include footnotes disclosing the vesting dates of options held at the fiscal year end. See Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the table on page 83 of the Form S-1/A to include footnotes disclosing the vesting dates of options held at fiscal year end in accordance with Instruction 2 to Item (402)(p)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 58

21.       We note that the preferred stock votes with the common shareholders on an as converted basis. Therefore, please add a column to the table to reflect for each person listed in the table the percent of the voting class, in addition to the information already provided.  Provide footnote disclosure clearly reflecting how you determined the voting class.  For instance, we note the disclosure in footnote one that includes the exercise of all warrants.  Unless warrant holders have voting rights, such amounts should only be included consistent with Rule 13d-3 of the Exchange Act.

Response

In response to the Staff’s comment, the Company has revised the table on pages 89 to 91 of the Form S-1/A to include a column to reflect for each holder the beneficial ownership percentage calculated in accordance with Rule 13d-3 of the Exchange Act of the Preferred Stock and the Common Stock voting together as a single class on an as converted basis and assuming the conversion of all Preferred Stock.

22.       We reissue comment 32 of out letter dated June 28, 2011.  With respect to the entities listed in the table, please disclose the control person(s).

Response

In response to the Staff’s comment, the Company has revised the footnotes to the beneficial ownership table to disclose the control persons to the extent known by the Company.

Recent Sales of Unregistered Securities, page 69

23.       Please disclose the number of investors in each transaction listed in this section.  Also, disclose the sophistication of the investors.  In addition, for the transactions where you relied upon Rule 506 of Regulation D, please disclose the number of shareholders that were not accredited investors.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages II-1 and II-2 of the Form S-1/A to indicate the number of investors in each listed transaction and to include the sophistication of the purchasers in such transaction.  Additionally, for each transaction where the Company relied on Rule 506 of Regulation D the Company has disclosed the number of shareholders that were not accredited investors.

24.       We reissue comment 36 of our letter dated June 28, 2011.  Please disclose the consideration for each unregistered sale, as required by Item 701(c) of Regulation S-K.  For securities sold other than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages II-1 and II-2 of the Form S-1/A to indicate the cash consideration paid for each unregistered sale of securities for cash and the nature of the consideration received by the registrant for each unregistered sale of securities for consideration other than cash.  The consideration for the issuance of the Leerink warrant was the provision of placement agent services and no separate amount was allocated to the issuance of the warrant. Similarly, the lender warrants were issued in consideration of the lenders’ agreement to make the loans on the terms provided. No separate amount of consideration was allocated to the issuance of the warrant.

Terms of Conversion, page 72

25.       We note the disclosure that initially each share of preferred stock is convertible into ten shares of common stock. Please clarify how the conversion price is determined and how and when it may be changed and the resulting impact that would have upon the conversion terms of the preferred stock.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Form S-1/A to clarify how the conversion price is determined and how and when it may be changed and the resulting impact that would have upon the conversion terms of the preferred stock.

Exhibits

26.       We reissue comment 40 of our letter dated June 28, 2011.  Exhibits 4.1, 10.1, 10.2, 10.4, 10.6, 10.10, 10.11, 10.12, 10.20, 10.21, 10.25, 10.26, 10.51, 10.63, and 10.64 are missing exhibits, schedules and/or attachments.  We also note that Exhibit 10.1 to the Form 8-K filed on April 29, 2011, Exhibit 10.1 to the Form 8-K filed on August 11, 2011, and Exhibit 10.5 to the Form 10-Q filed on August 12, 2011 are missing exhibits, scheduled and/or attachments.  Please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Response

In connection with the Company’s comprehensive plan as discussed with and agreed to by Ms. Wilson of the Staff to clear confidential treatment for all exhibits to the Form S-1 or that are incorporated into the Form S-1 by reference, the Company will file, as an amendment to the applicable filing and prior to the effectiveness of the Form S-1, all applicable missing exhibits, schedules and or attachments, other than disclosure schedules that are not material to an investor’s understanding of the terms and conditions of the filed agreements.

27.       We note your response to comment 41 of our letter dated June 28, 2011.  Please revise your filing to reflect your response.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Form S-1/A to indicate that the Clinical Services Agreement superseded and subsumed the Letter of Intent.

28.       We note that you have included the initial articles of incorporation and initial bylaws.  It appears that in light of the merger there are amendments to these agreements.  Please file.  In addition, we direct your attention to Item 601(b)(3) of Regulation S-K.  Whenever the company files an amendment to the articles or bylaws, it must file a complete copy as amended.

Response

In response to the Staff’s comment, the Company respectfully submits that pursuant to the Merger, the Target (referred to as the “Former Operating Company” in the Form S-1/A) was the surviving corporation and that pursuant to the Short-Form Merger the Target was merged with and into the Company, leaving the Company as the surviving corporation.  Accordingly, the operative articles and bylaws are those that were in place prior to the Short-Form Merger.  In connection with the Merger the Company amended its Certificate of Incorporation pursuant to the Certificate of Designations, which was filed as Exhibit 3.1 to the Form 8-K and the Form S-1, and the Certificate of Ownership which was filed as Exhibit 3.3 to the From 8-K and the Form S-1.  The Company has indicated in the Exhibit list references to the Certificate of Designations and Certificate of Ownership as amendments to the Certificate of Incorporation. Furthermore, the Company has updated the Exhibit Index on Form S-1/A to incorporate the By-laws of the Company, as amended on November 10, 2010, rather than the original By-laws filed with the Company’s Form 10.

29.       We are unable to locate the document(s) that define(s) all rights of Series A-2, A-3 and A-4 convertible preferred stockholders. Please file the document(s) as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.  To the extent your exhibits address these rights, please advise.

Response

In response to the Staff’s comment, the Company respectfully submits that the documents that define the rights of Series A-2, A-3 and A-4 convertible stockholders are (i) the Certificate of Designations, filed with the Form 8-K and Form S-1 as Exhibit 3.1; (ii) the Certificate of Incorporation, filed with the Form 8-K and Form S-1 as Exhibit 3.4 and (iii) the Amended and Restated Stockholder’s Agreement, filed with the Form 8-K and Form S-1 as Exhibit 4.1.

Exhibits 99.2

Pro Forma Adjustments

30.       We note your response to prior comment 44 in our letter dated June 28, 2011 and Note 4 in your Form 10-Q for quarter ended June 30, 2011 relating to the accounting for the exchange of your preferred stock as an extinguishment.  We also note your assertion that the exchange significantly changed the substantive contractual terms of the preferred stock.

a.               Please provide a more comprehensive analysis of the substantive differences between the contractual terms of the new and old preferred stock, including significant rights, preferences and privileges.

b.               Please explain the expected economic and business purpose for the exchange.  In connection with this, explain whether preferred shareholders could have elected not to participate in the exchange, and if such election existed, explain how preferred shareholders benefited from the exchange/conversion.

c.               Please explain the inducement provided to the preferred stockholders to forfeit all the prior dividends.

d.               Please explain why you believe preferred shareholders were willing to sacrifice substantial value in the recapitalization transaction.  If you believe they did not sacrifice substantial value, explain why.

Response

As disclosed in Notes 3 and 4 to the financial statements in the Form 10-Q for the quarter ended June 30, 2011, the Company accounts for an amendment that adds, deletes or significantly modifies a substantive contractual term of preferred stock, or fundamentally changes the nature of the preferred shares, as an extinguishment.  The Company’s accounting conclusion (1) acknowledges that existing accounting literature does not address how to evaluate whether an amendment to an equity-classified preferred share should be accounted for as an extinguishment and (2) analogizes guidance per ASC 470-50, Debt Modifications, which also applies to preferred shares that are classified as liabilities, to equity-classified preferred share extinguishments.  The Company’s evaluation of whether modifications are significant and substantial and thereby fundamentally change the nature of the preferred shares is based on a qualitative assessment of the terms of the old preferred shares as compared to the new preferred shares.  The following details the Company’s analysis of the substantive terms of the preferred stock and the effect of the exchange transaction.

(i) Conversion:

Old Preferred Stock: Shares of Series A Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”) and Series C Convertible Preferred Stock (“Series C”) (collectively the “Old Preferred Stock”), were convertible at the holder’s option, at any time, or from time to time, into fully paid shares of the Company’s common stock at a 1 for 1 conversion ratio.  The conversion ratio was determined by dividing the original purchase price, which was $15.00, $15.00 and $8.14 for Series A, Series B and Series C, respectively, by the conversion price, which was $15.00, $15.00 and $8.14 for Series A, Series B and Series C, respectively, thereby representing a conversion ratio of one share of preferred stock to one share of common stock.

New Preferred Stock: Shares of Series A-2 Convertible Preferred Stock (“Series A-2”), Series A-3 Convertible Preferred Stock (“Series A-3”), and Series A-4 Convertible Preferred Stock (“Series A-4”), (collectively the “New Preferred Stock”), are convertible at the holder’s option at any time, or from time to time, into fully paid shares of the Company’s common stock at an initial conversion ratio of one share of preferred stock to one share of  common stock (which was adjusted to a 1 for 10 conversion subsequent to the merger as discussed in Note 3 to the Form 10-Q for the quarter ended June 30, 2011).  Further, all shares of New Preferred Stock are automatically convertible into fully paid shares of common stock, based upon the then applicable conversion price, upon the occurrence of either of the following events: (1) the senior majority of the new preferred stockholders elects to convert all shares of preferred stock to common stock, or (2) the common stock of the Company becomes listed for trading on a national securities exchange.  All accrued but unpaid dividends on shares of New Preferred Stock shall be paid, in cash or additional shares at the discretion of the Board of Directors, in connection with any such mandatory conversion.

Company Assessment: The addition of the mandatory conversion provision upon either the vote of the senior majority, or upon the common stock becoming listed for trading on a national exchange is deemed by the Company to be a significant change to the contractual terms of the preferred stock.  In evaluating this new provision, the Company evaluated the guidance in ASC 470-50-40-10, which states that a debt instrument with the addition or removal of a substantive conversion option would be considered substantially different.  As such, the Company concluded that this provision was indicative of a significant addition to the contractual terms of the preferred stock.

(ii) Redemption:

Old Preferred Stock: At the request of the existing senior majority, made at any time on or after December 15, 2011, the Company was required to redeem all of the existing shares of Series B and Series C outstanding at the time such request is made, at a price per share equal to the Series B original issue price and Series C original issue price, plus declared or accrued but unpaid dividends thereon.  If the Company, at any time, breached any of its representations, warranties, covenants, and/or agreements set forth in the Stockholders’ Agreements between the Company and the Series B and Series C shareholders specified in those agreements, holders of the existing senior majority of the voting power of the Series B and Series C could have elected, at their sole discretion, if the breach was not cured within 60 days, to accelerate the maturity of the rights of all the Series B and Series C and cause the immediate redemption of all the shares of Series B and Series C.  Series A was not redeemable.

New Preferred Stock: The Series A-2, A-3 and A-4 are not redeemable, other than upon an event of sale.

Company Assessment: The deletion of the contingent redemption provision pursuant to which the Series B and Series C was redeemable at a future determinable date is deemed by the Company to be a substantive deletion which fundamentally changes the economic characteristics of the preferred shares as the stockholders no longer have the right to force redemption of their holdings after a specific date or upon the occurrence of certain breeches by the Company. The New Preferred Stock is only redeemable upon an event of sale.

(iii) Dividends:

Old Preferred Stock:  Holders of Series C and Series B (in order of priority) were entitled to receive dividends at a rate of 8% per annum, compounding annually, which accrued on a quarterly basis commencing on the date of issuance of Series C and Series B.  Dividends were payable, as accrued, upon liquidation, event of sale, redemption and conversion to common stock (whether declared or not).   Whenever any dividend or other distribution, whether in cash or property or in securities of the Company, may be declared or paid on any shares of common stock or any shares of any other series of preferred stock, the Board of Directors also must declare and pay a dividend on the same terms, at the same or equivalent rate upon each share of Series B and Series C then outstanding.

Following payment in full of the required dividends to the holders of Series C and Series B, the holders of Series A were entitled to receive dividends on shares of the Series A, when, if and as declared by the Board of Directors at a rate to be determined by the Board of Directors.

New Preferred Stock: Subject to the priority of other series of preferred stock, the holders of Series A-2 and Series A-3 (in order of priority) are entitled to receive dividends at a rate of 8% per annum, compounding annually, which accrues on a quarterly basis commencing on the date of issuance of the Series A-2 and Series A-3.  Dividends are payable, as accrued, upon liquidation, event of sale and conversion to common stock (whether declared or not).  Whenever any dividend or other distribution, whether in cash or property or in securities of the Company may be declared or paid on any shares of common stock or any shares of any other series of preferred stock (other than Series A-1 accruing dividend, Series A-3 accruing dividend and the Series A-5 special accruing dividend), the Board of Directors also must declare and pay a dividend on the same terms, at the same or equivalent rate upon each share of Series A-2 and Series A-3 stock then outstanding.

Subject to the priority of other series of preferred stock, the holders of Series A-4 are entitled to receive dividends, when, if and as declared by the Board of Directors at a rate to be determined by the Board of Directors.  Whenever any dividend or other distribution, whether in cash or property or in securities of the Company, may be declared or paid on any shares of common stock, the Board of Directors shall also declare and pay a dividend on the same terms, at the same or equivalent rate upon each share of Series A-4 stock then outstanding.

Company Assessment: The terms of the dividends of the Old Preferred Stock are determined to be substantially similar to the terms of the dividends of the New Preferred Stock.  However, upon the exchange, the holders of the Series B and Series C forfeited accrued but unpaid dividends of approximately $15.5 million and $26.1 million, respectively, which had accrued since the issuance of the Series B and Series C.  The forfeiture of these accrued dividends represents a substantive modification (both qualitatively and quantitatively) of the economic characteristics of the Old Preferred Stock.

(iv) Liquidation:

Old Preferred Stock: Upon an event of liquidation, dissolution, or winding-up of the Company, the holders of Series C, Series B and Series A (in order of priority) were entitled to be paid an amount per share equal to the original issuance price of $8.14, $15.00 and $15.00, respectively, plus all accrued but unpaid dividends and interest.

New Preferred Stock: Subject to liquidation priority including the rights of all series of preferred stock, upon an event of liquidation, dissolution, or winding-up of the Company, the holders of the Series A-2, Series A-3 and Series A-4 preferred stock are entitled to be paid out of the assets available for distribution, an amount equal to the original issuance price of $8.142, plus all accrued but unpaid dividends and interest (subsequent to the merger the original issuance price was adjusted to $81.42).

Company Assessment: The liquidation payments for Series A and Series B were adjusted from the original issuance price of $15.00 to the new issuance price of $8.142 upon the exchange of such shares into shares of Series A-4 and A-3, respectively.  The adjustment, which represents a 45% decrease in the liquidation payout per share, is deemed by the Company to be a substantive modification to the liquidation preference of these shares upon the exchange.

(v) Voting:

Old Preferred Stock: The old preferred stockholders were entitled to vote together with the holders of the common stock as one class on an as-if converted basis.  In addition, the holders of Series B and Series C, voting as a separate class, had the exclusive right to elect six members of the Board of Directors.

New Preferred Stock: The new preferred stockholders are entitled to vote together with the holders of the common stock as one class on an as-if converted basis.  In addition, two members of the Company’s Board of Directors will be elected by holders of the Series A-1, voting as a separate class, as long as the shares of Series A-1 are outstanding.

Company Assessment: The exchange modified the rights of the Series B and Series C shareholders as they no longer hold the right to jointly elect six members (comprising a majority of the Board) to the Company’s Board of Directors.  As the removal of this right no longer allows the holders of Series B and Series C to jointly control the Board, without consideration of the votes of other preferred series and the Company’s common stock, this is deemed by the Company to represent a substantive modification to the voting privileges of the Series B and Series C preferred stock.

In summary, the Company concluded that (1) the addition of the mandatory conversion option upon either the vote of the senior majority, or upon the common stock becoming listing for trading on a national exchange, (2) the removal of the redemption feature of the Series B and Series C shares pursuant to which such shares were redeemable at a future determinable date, (3) the significance of the forfeiture of accrued dividends on the Series B and Series C shares, (4) the adjustment to the liquidation preference of the Series A and Series B shares upon their exchange into Series A-4 and A-3, and (5) the removal of the right of the Series B and Series C stockholders to jointly elect 6 members to the Company’s Board of Directors constituted significant changes to the contractual terms of the preferred stock, and therefore extinguishment accounting should be applied in accordance with the Company’s accounting policy.

b.     The primary economic and business purpose of the exchange was to allow the Company to raise additional new capital and to prepare the Company for becoming a publicly traded entity.  Many of the changes in terms of the preferred stock, in particular, the removal of the redemption feature that would have been effective as of December 15, 2011 and the addition of the mandatory conversion feature, were critical to attracting the additional investment, as also discussed below. Under the terms of the Company’s Articles of Incorporation, holders of Series A, Series B and Series C who did not commit to purchase shares of Series A-1 at a level of at least their pro rata share, were subject to a forced conversion of their preferred stock at a ratio of five shares of preferred stock converted into one share of common stock.  This forced conversion was an incentive for the holders of Series A, Series B and Series C to participate in their pro rata share of the Series A-1 financing and to exchange their shares of the Old Preferred Stock into Shares of the New Preferred Stock in order to avoid significantly reducing the value of their previous investments in the Company.  The holders of the Old Preferred Stock could have elected not to approve or participate in the exchange of preferred stock but this would have prevented the Series A-1 financing from closing and would put the value of their previous investment in the Company at risk since the Company would have been unable to pursue development of its lead product candidates without additional financing.

c and d.  The forfeiture of accrued dividends was a significant factor in enabling the Company to raise funds in the Series A-1 financing at $8.142 per share. If the accrued dividends had been carried forward, the price per share would most likely have been substantially lower than $8.142 per share based on the Company’s valuation.  Existing preferred shareholders were willing to forfeit the accrued dividends to enable to Company to execute the Series A-1 financing to permit the Company to initiate the Phase 3 clinical study of BA058, which if successful, would substantially increase the Company’s valuation in the future.  Without the Series A-1 investment, the Company’s continued product development was at risk which would significantly reduce the Company’s valuation.

31.       We note your response to prior comment 47 in our letter dated June 28, 2011 stating that the values presented for the new convertible preferred stock are based upon the issuance price of such shares. We note that you issued Series A-4, A-3 and A-2 in exchange for Series A, B, and C Convertible Preferred Stock respectively.

a.     Please discuss in reasonable detail how you determined the issuance price or fair value for these Series of Preferred Stock, including assumptions made and factors considered.

b.     Please disclose the valuation method used and the critical assumptions in determining fair value.

Response

The Company determined the fair value for Series A-4, A-3 and A-2 for the purposes of preparing the Pro Forma Adjustments based upon the offering price of the Series A-1 that was issued at the same time as the exchange.   The Company acknowledges that Series A-4, A-3 and A-2 have different rights and preferences than Series A-1; however, at the time the Pro Forma Adjustments were prepared, the offering price of the Series A-1 was the best information available in order to make this estimate of fair value for Series A-4, A-3 and A-2, as the valuation analysis of the Company’s common and preferred shares was not finalized until just prior to the Company filing its Form 10-Q on August 12, 2011 and, therefore, could not be reflected at the time of filing the Form 8-K and 8-K/A.

In connection with the preparation of Form 10-Q for the Quarterly Period ended June 30, 2011 (the Form 10-Q), the Company prepared a valuation analysis of its common stock which included fair values for all series of preferred stock utilizing the probability-weighted expected return method, or PWERM, as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which considers the value of preferred and common stock based upon an analysis of the future values for equity assuming various future outcomes.  PWERM is complex as it requires numerous assumptions relating to potential future outcomes of equity, hence, the use of this method can be applied:  (i) when possible future outcomes can be predicted with reasonable certainty; and (ii) when there is a complex capital structure (i.e., several classes of preferred and common stock).  The Company utilized the PWERM approach to support the fair values of the preferred stock and common stock. The PWERM reflected the Company’s expectations regarding the time to becoming a listed, publicly-traded entity as well as the fact that the Series A-1 financing had closed and the BA058 Injection Phase 3 study had been initiated. These factors resolved sufficient uncertainty regarding a discrete range of outcomes that could be identified and evaluated. The Company has disclosed the valuation methodology and these factors that were considered in supporting the appropriate valuation methodology in the Form 10-Q.

The Company will revise the Form 8-K/A to add the following:  “The Pro Forma Adjustments estimate the fair value of the Series A-4, A-3 and A-2 shares based upon the offering price of the Series A-1 shares that was issued at the time of the exchange.  The Company completed a valuation of the preferred shares in connection with the preparation of its Quarterly Report on Form 10-Q for the period ending June 30, 2011 (as filed with the Securities and Exchange Commission on August 12, 2011).  In accordance with that valuation, the fair value of the Company’s preferred stock was estimated using the probability-weighted expected return method, or PWERM, which considers the value of preferred and common stock based upon an analysis of the future values for equity assuming various future outcomes.  The PWERM reflected the Company’s expectations regarding the time to becoming a listed, publicly-traded entity as well as the fact that the Series A-1 financing had closed and the BA058 Injection Phase 3 study had been initiated. These factors resolved sufficient uncertainty regarding a discrete range of outcomes that could be identified and evaluated.”

Form 10-Q for the Quarter Period Ended June 30, 2011

Notes to financial statements, page 6

32.       Given the material effects of the preferred stock recapitalization and reverse merger transaction on May 17, 2011, tell us your consideration of providing a roll-forward analysis of the changes in stockholders’ equity as a separate statement or within a footnote to the financial statements.  Refer to Rule 10.01(a)(5) of Regulation S-X.

Response

The Company notes per Rule 10.01(a)(5) of Regulation S-X that, “interim financial information shall include disclosures either on the face of the financial statements or in the accompanying footnotes sufficient so as to make the interim information presented not misleading.”  The Company believes that the presentation of the condensed balance sheet and the disclosures related to the recapitalization and the reverse merger in Notes 2 and 4 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011, as filed with the Securities and Exchange Commission on August 12, 2011, describe the transactions in all material respects, such that the interim information presented is not misleading.

The condensed balance sheet includes the number of shares issued and outstanding and the balances of all series of Old Preferred Stock and all series of New Preferred Stock, and Note 4 provides details of the preferred stock recapitalization, including the amount recorded as accumulated deficit and additional paid-in capital as a result of the preferred stock extinguishment.  Futhermore, the financial statement impact of the reverse merger was not material to the financial statements because it only involved an immaterial adjustment between common stock and additional paid-in capital.  There were no other significant equity transactions in the six months ended June 30, 2011.  As such, the Company believes the condensed balance sheet and the disclosures in Note 4 provide sufficient information to make the interim information presented not misleading.

Although the Company believes that the financial statement presentation and related disclosures in the interim financial statements were not misleading, the Company acknowledges that a roll-forward analysis of the changes in stockholders’ equity could enhance the disclosure of the transaction, and as such, the Company has included a Statement of Convertible Preferred Stock and Stockholders’ Deficit from December 31, 2010 to June 30, 2011 as part of the financial statements as of and for the period ended June 30, 2011 in the Form S-1/A.

Note 4. Recapitalization, page 11

33.       We note your disclosure that the preferred stockholders who did not participate in the Series A-1 Financing were subject to forced conversion.

a.               Please discuss how you accounted for these forced conversions, and describe the applicability of your extinguishment accounting policy in contrast to the voluntary exchanges of preferred stock.

b.               Please explain the business and/or economic rationale for this feature of the recapitalization.

Response

a.               The Company accounted for the forced conversions as a conversion of the respective shares of preferred stock into shares of the Company’s common stock. The Articles of Incorporation rights, preferences and privileges of the Series A, Series B and Series C preferred stock included provisions for the forced conversion of shares of Series A, Series B and Series C if the investors did not invest according to their pro rata share in the financing. As such, the forced conversion was not a modification of the rights, preferences and privileges of existing preferred stock.

The Company recorded the forced conversion by reducing the applicable series of preferred stock and increasing common stock and additional-paid-in capital.  The transaction resulted in a decrease of Series A, B and C of approximately $554,000 and an increase to common stock and additional paid-in capital of approximately $554,000.  This accounting treatment is consistent with the provisions of Accounting Standards Codification 260-10-599-2 that indicates “The accounting for conversions of preferred stock instruments into other equity-classified securities pursuant to conversion privileges provided in the terms of the instruments at issuance is not affected by this announcement.”

b.              The forced conversion feature provided strong incentive to existing shareholders to participate in the next round of financing according to their pro rata share.  A high level of participation by existing shareholders would demonstrate their confidence to potential new investors and maximize the amount of proceeds raised in the subsequent financing.

Should you wish to discuss the responses included herein or materials enclosed herewith at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to B. Nicholas Harvey, Chief Financial Officer of the Company, at (617) 444-1834.

Sincerely,

/s/ Matthew J. Cushing
Matthew J. Cushing

cc:	Erin Wilson, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission
Tia Jenkins, Securities and Exchange Commission
C. Richard Edmund Lyttle, President and CEO, Radius Health, Inc.
B. Nicholas Harvey, CFO, Radius Health, Inc.
Julio E. Vega, Bingham McCutchen LLP